UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-40065

IM Cannabis Corp.
(Exact Name of Registrant as Specified in Charter)

Kibbutz Glil Yam, Central District, Israel 4690500
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

IM Cannabis Corp. is providing this information in connection with the reporting of its change in auditor pursuant to Section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligation as filed with the Canadian Securities Administrators on SEDAR+.

EXHIBIT INDEX

Exhibit	Title
99.1	News Release dated January 17, 2025
99.2	Notice of Change in Auditor
99.3	Letter from FAHN KANNE & CO. GRANT THORNTON ISRAEL
99.4	Letter from KOST FORER GABBAY & KASIERER A Member of EY Global

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IM CANNABIS CORP.
(Registrant)

Date:	January 17, 2025	By:	/s/ Oren Shuster
		Name:	Oren Shuster
		Title:	Chief Executive Officer and Director